
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66266

68063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SENECA PARTNERS BD, LLC**

OFFICIAL USE ONLY
8-68063 FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 WASHINGTON STREET, SUITE 400
(No. and Street)

ANN ARBOR (City) MICHIGAN (State) 48104-1925 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAJESH KOTHARI (248) 723-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

MELLEN, SMITH & PIVOZ PLC

30600 TELEGRAPH ROAD, #1131 (Address) BINGHAM FARMS (City) MICHIGAN (State) 48025 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant is not resident in United States or any of its possessions.


12060698

ICW 4/9

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RAJESH KOTHARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENECA PARTNERS BD, LLC as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Brenda R. Santiago, Notary Public
State of Michigan, County of Macomb
My Commission Expires 6/19/2012
Acting in the County of OAKLAND

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENECA PARTNERS BD, LLC

CONTENTS

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants



Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Wu Harrison, CPA

Frank J. Alcini Jr., CPA
Daniel L. Halverson, CFE
Gerald A. Kirschner, CPA

Eric L. Lambert, CPA
Lynne E. McKelvey, CPA
Elizabeth M. Pietrangelo, CPA, CFE
Jason L. Pivoz, CPA, MST
Dennis A. Reef, CPA
Dayong (David) Tang, CPA
Kevin S. Terry, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member
Seneca Partners BD, LLC
Ann Arbor, Michigan

We have audited the accompanying statement of financial condition of Seneca Partners BD, LLC (the "Company") as of December 31, 2011, and the related statement of income and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seneca Partners BD, LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mellen, Smith & Pivoz

February 21, 2012

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

SENECA PARTNERS BD, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS		
Cash	$	23,519
Accounts receivable - Non-customers		38,987
Prepaid expenses		14,291
Total assets	$	76,797

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	13,516
Customer deposits		8,995
Total liabilities		22,511
MEMBER'S EQUITY		54,286
Total liabilities and member's equity	$	76,797

See independent auditors' report and notes to financial statements.

SENECA PARTNERS BD, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

REVENUE	
Closing fees	$ 2,015,980
Client advisory fees	416,000
Other income	403
Total revenue	2,432,383
OPERATING EXPENSES	
Accounting	12,528
Bank service charges	658
Education	2,896
Insurance	8,724
Marketing	5,744
Office	4,083
Payroll	921,440
Postage	1,197
Professional	104,366
Registration and licensing	14,654
Rent	59,010
Telephone	2,978
Travel and entertainment	16,488
Total operating expenses	1,154,766
INCOME FROM OPERATIONS	1,277,617
OTHER INCOME(EXPENSE)	
Interest income	109
Bad debt expense	(59)
Total other income	50
NET INCOME	1,277,667
MEMBER'S EQUITY - Beginning of year	65,619
DISTRIBUTIONS	(1,289,000)
MEMBER'S EQUITY - End of year	$ 54,286

See independent auditors' report and notes to financial statements.

SENECA PARTNERS BD, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,277,667
(Increase) Decrease in:	
Accounts receivable	8,079
Prepaid licenses	(8,990)
Increase (Decrease) in:	
Accounts payable	8,417
Deposits	8,995
Net cash provided by operating activities	1,294,168
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(1,289,000)
NET INCREASE IN CASH	5,168
CASH - Beginning of year	18,351
CASH - End of year	$ 23,519

See independent auditors' report and notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Seneca Partners BD, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan Limited Liability Company that is a wholly owned subsidiary of Seneca Partners, Inc. (the "Parent"). The Company provides financial and consulting services to a variety of companies.

Basis of Accounting - The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers all deposits in demand accounts and all short-term securities purchased with a maturity of three months or less to be cash or cash equivalents.

Revenue and Cost Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - The Company expenses all advertising costs when incurred. There was no advertising expense incurred during the year ended December 31, 2011.

Income Taxes - The Company is not a tax paying entity for the purposes of federal and state income taxes. Federal and State income taxes of the Company are reported by the Parent entity, and accordingly, no provision for income taxes has been reflected on the statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. As of December 31, 2011, the Company had net capital of $1,008, which was deficient of the required minimum by $3,992. See Note 3 for additional information.

There were no material differences between net capital as calculated by the Company and the balance audited by Mellen, Smith and Pivoz PLC.

See independent auditors' report.

NOTE 3 - REGULATORY COMPLIANCE

The Financial Industry Regulatory Authority (FINRA) is the independent regulator for securities firms doing business in the United States. As disclosed in Note 2, at December 31, 2011, the Company was in violation of SEC Rule 15c3-1 which requires the maintenance of minimum net capital of not less than $5,000. Upon discovery of the deficiency, FINRA and the Securities and Exchange Commission were promptly notified. The minimum net capital was restored January 1, 2012 and the Company remains in compliance.

FINRA has not issued any formal sanctions against the Company as of the date of the Auditors' Report. In reviewing FINRA's published guidelines, the Company could be fined up to $50,000 and face suspension of up to 30 days. This is the Company's first net capital violation and management believes the actual sanctions likely to be imposed will be less severe and will not have a material adverse effect on the financial statements. Since the sanctions, if any, have not yet been communicated to the Company, no amount has been accrued as of December 31, 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with the Parent company covering certain general and administrative expenses. The Company is invoiced for these services on a monthly basis. Included in general and administrative expenses are charges for salaries of $921,440, direct client costs of $135,783, rent and utilities of $33,858, and other expenses and fees of $23,275 for the year ended December 31, 2011

NOTE 5 - OPERATING LEASE

The Company leases its Ann Arbor, Michigan office under a four year operating lease agreement requiring monthly payments ranging from $6,650 to $7,800 over the term of the lease. The Company may extend the term of the lease for an additional period of three years.

Rent expense under this lease agreement was $48,380 for the year ended December 31, 2011. The annual minimum rentals under the agreement are as follows: 2012 - $86,150; 2013 - $90,300; 2014 - $85,800.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 22, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. No items were noted for inclusion in the financial statements as a result of these procedures.

See independent auditors' report.

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Member
Seneca Partners BD, LLC
Ann Arbor, Michigan

In planning and performing our audit of the financial statements and supplemental schedules Seneca Partners BD, LLC (the "Company"), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of rule 15d3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of the customer as required by Rule 15c3-3.

(Continued)

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted a matter whereby the net capital of the Company was below the minimum requirement of $5,000 at December 31, 2011. Based on our procedures, it appears the net capital violation occurred as an isolated incident. We believe this situation occurred as a result of a deficiency in the operation of internal control, not a deficiency in the design of internal controls. The Company has established new operating procedures to prevent a future recurrence and ensure maintenance of required net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 21, 2012

SUPPLEMENTARY INFORMATION

MELLEN, SMITH & PIVOZ PLC
Certified Public Accountants



Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Wu Harrison, CPA

Frank J. Alcini Jr., CPA
Daniel L. Halverson, CFE
Gerald A. Kirschner, CPA

Eric L. Lambert, CPA
Lynne E. McKelvey, CPA
Elizabeth M. Pietrangelo, CPA, CFE
Jason L. Pivoz, CPA, MST
Dennis A. Reef, CPA
Dayong (David) Tang, CPA
Kevin S. Terry, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Member
Seneca Partners BD, LLC
Ann Arbor, Michigan

We have audited the accompanying financial statements of Seneca Partners BD, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 21, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2012

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com

SENECA PARTNERS BD, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2011

NET CAPITAL

TOTAL MEMBER'S EQUITY		$ 54,286
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		54,286
ADDITIONS		-
DEDUCTIONS		
Accounts receivable - Non-customers		(38,987)
Prepaid expenses		(14,291)
NET CAPITAL		$ 1,008

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND CUSTOMER DEPOSITS		$ 22,511

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED		
The greater of:		
Minimum net capital required:	$ 5,000	
Aggregate indebtedness - the basic method:	1,501	
Minimum net capital required		$ 5,000
Net capital		1,008
NET CAPITAL DEFICIENCY		$ (3,992)
NET CAPITAL AT 1,000 PERCENT		$ (1,243)

See independent auditors' report and notes to financial statements.